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Bruce K. Dallas
Davis Polk & Wardwell LLP 1600 El Camino Real Menlo Park, CA 94025	650 752 2022 tel 650 752 3622 fax bruce.dallas@davispolk.com

April 23, 2014

VIA EDGAR SUBMISSION

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Mail Stop 3720
Washington, D.C.  20549-7010

Mr. Larry Spirgel, Assistant Director
Mr. Justin Kisner, Attorney-Adviser
Mr. Joe Cascarano, Senior Staff Accountant
Mr. Carlos Pacho, Senior Assistant Chief Accountant

Attention:

Re:	Comcast Corporation
Form 10-K for the Year Ended December 31, 2013
Filed February 12, 2014
File No. 1-32871

Ladies and Gentlemen:

This letter is in response to your comment letter dated April 11, 2014, concerning Comcast Corporation’s Form 10-K for the year ended December 31, 2013. In that letter, you requested that we respond to the comments within ten business days or advise the Staff when we will respond. As discussed today with Mr. Kisner of your office, we respectfully request a ten business day extension of the original due date in order to allow us to prepare a complete response to the Staff’s comments. We anticipate our response will be submitted to your office no later than May 9, 2014.

We note that the same comment raised in your April 11th letter was also raised as comment #29 in the Staff’s letter dated April 16, 2014 regarding Comcast Corporation’s Registration Statement on Form S-4 filed on March 20, 2014 (File No. 333-194698).  As discussed with Mr. Kisner, in our response to comment #29, we will refer to our response to the April 11th letter.

Securities and Exchange Commission	2	April 23, 2014

Thank you for your time and attention.

Very truly yours, /s/ Bruce K. Dallas
Bruce K. Dallas

cc:	Michael J. Angelakis, Chief Financial Officer Arthur R. Block, Senior Vice President, General Counsel and Secretary Comcast Corporation